SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       April         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: April 24, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE	MONDAY, APRIL 24, 2006

Shell Canada announces quarterly earnings

Calgary, Alberta - Shell Canada Limited announces earnings of $447 million or $0.54 per common share in the first quarter of 2006 compared with $417 million or $0.51 per common share for the same period in 2005. Strong commodity prices and refining margins contributed to the quarter-over-quarter increase.

Cash flow from operations for the first three months of 2006 was $722 million, up $85 million from $637 million compared with the first quarter of 2005.

Capital and predevelopment expenditures amounted to $404 million in the first quarter of 2006 compared with $269 million for the corresponding period in 2005. Major expenditures in 2006 were in support of the Company’s growth plans in Oil Sands and the gas business.

“The strength of Shell Canada’s integrated business was demonstrated by our first-quarter performance,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “The Oil Products business achieved record quarterly earnings. The E&P business has increased drilling activity and committed to debottleneck infrastructure constraints in the basin-centred gas business. Oil Sands performance was impacted by the conveyor belt replacement, but the business has recovered quickly to full production.”

Investor Inquiries: Media Inquiries: Ken Lawrence Jan Rowley Investor Relations Public Affairs (403) 691-2175 (403) 691-3899 Visit Shell Canada’s Internet website: www.shell.ca

SHELL CANADA LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company

Shell Canada Limited earnings for the first quarter of 2006 were $447 million, up $30 million from $417 million for the corresponding quarter of 2005, which included a favourable adjustment of $59 million. The adjustment related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC. In the first quarter of 2006, strong commodity prices and refining margins offset higher costs. The impact of the Company’s Long Term Incentive Plan resulted in a $5 million recovery to first-quarter 2006 earnings compared with a $25 million charge for the same period in 2005. Total hydrocarbon production for the quarter was 210,600 barrels of oil equivalent per day (BOE/d) compared with 211,300 BOE/d in the first quarter of 2005.

Exploration & Production

Exploration & Production (E&P) earnings in the first quarter of 2006 were $173 million, up $37 million from $136 million for the corresponding period in 2005. Gains from strong commodity prices were partially offset by higher operating costs. These costs primarily resulted from processing fees associated with new natural gas production from Tay River and the basin-centred gas (BCG) business, and higher exploration costs. Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit. Prior period E&P earnings have been adjusted to exclude Peace River operations.

Total natural gas production was higher for the first quarter of 2006 compared with both the prior quarter and the first quarter of 2005. Increases from the Tay River discovery and BCG more than offset natural field decline. The Company expects gas production volumes for the second quarter of 2006 to be slightly lower than for the first quarter of 2006 as a result of planned plant turnaround activity.

Within the Foothills business, the drilling of two new wells began in the same area as the initial Tay River discovery well drilled in 2004. One is an exploration well, which will test a new structure, and the other is a development well, which will help delineate the original discovery. The Company will consider further follow-up drilling in the Tay area, depending on results.

BCG production from the Chinook Ridge region of the Deep Basin area began in November 2005 and continued through the first quarter of 2006 at 15mmcf/d. The current lack of infrastructure continues to limit BCG production in the area. To alleviate these constraints, the Company recently committed to an expansion of a third party gas plant in the area, rather than building a new plant. This expansion, together with the installation of field compression and additional gathering system capacity, will accommodate the Company’s increasing natural gas production in this area. Completion of these projects is planned for 2007. Success at Crown land sales over the first quarter of 2006 enabled the Company to continue to build its BCG land position to support business growth.

SHELL CANADA LIMITED

Management's Discussion and Analysis (continued)

Within the Sable Offshore Energy Project, a third well in the Alma field has been drilled and completed in 2006 and production has begun. Construction on the compression project continues with installation and start-up expected late 2006.

Following the Orphan Basin three-dimensional seismic programs conducted in 2004 and 2005, a drilling location has been selected for the first well, which is planned for the second half of 2006.

Oil Sands

Oil Sands earnings in the first quarter of 2006 were $120 million, up $22 million from $98 million for the corresponding period in 2005. Higher prices were partially offset by higher operating expenses. Earnings from the Peace River in-situ operations are included in both current and prior period earnings.

The Company’s share of Athabasca Oil Sands Project (AOSP) bitumen production for the first quarter of 2006 averaged 77,400 barrels per day (bbls/d) compared with 79,000 bbls/d for the same period in 2005. As previously disclosed, in late February 2006 a major tear occurred in the conveyor belt that transports ore from the crushers in the mine to the bitumen extraction plant. As a result, production at both the mine and upgrader was significantly reduced. The conveyor belt was successfully replaced and the upgrader and mine returned to full operations by mid-March. Production levels for the first quarters of 2005 and 2006 were similar because production at the Scotford Upgrader was also reduced in the first quarter of 2005 due to two partial unplanned shutdowns.

In the first quarter of 2006, underlying commodity prices and the average synthetic crude oil price were stronger than in the first quarter of 2005. Heavy oil market differentials widened during the first quarter of 2006 and were considerably wider than those in the corresponding period of 2005. The average synthetic crude oil price differential relative to Edmonton light crude improved slightly from the previous quarter but was considerably wider than in the first quarter of 2005.

Unit cash operating costs for the AOSP in the first quarter of 2006 were $26.40 per barrel, an increase of $2.53 per barrel from the preceding quarter and $2.19 per barrel compared with the same period in 2005. The increase was due mainly to increased repair and maintenance costs at the mine, lower volumes associated with the conveyor belt tear and higher energy costs.

The depreciation, depletion and amortization expense in the first quarter of 2006 was lower than the same period in 2005. This decrease was mainly due to preproduction costs, which were fully amortized by the end of 2005.

Both trains at the mine and the upgrader will be down for maintenance during the second quarter of 2006 when the AOSP will conduct its first major planned turnaround. The turnaround is expected to last approximately eight weeks.

Peace River bitumen production for the first quarter of 2006 was similar to the same period in 2005. The Company expects new production to come on-stream late 2006 from two additional well pads that have now completed drilling.  Plans to increase Peace River production to 100,000 bbls/d are progressing, with filing of regulatory applications expected later this year.

SHELL CANADA LIMITED

Management's Discussion and Analysis (continued)

Oil Products

Oil Products achieved record earnings of $154 million for the first quarter of 2006. Earnings for the same period in 2005 were $123 million. The improvement was mainly due to strong refining and marketing margins partially offset by higher operating expenses and lower refinery utilization. Stronger distillate, gasoline and black oil margins offset weaker benzene and liquid petroleum gas margins. Increased operating costs include project-related expenses for ultra-low-sulphur diesel (ULSD), distribution and commodity price-related costs. Light oil volumes were three per cent lower than in the first quarter of 2005, mainly due to the effects of warm winter weather on demand.

Throughput at the Scotford Refinery was reduced during the conveyor belt tear and replacement at the Muskeg River Mine. Feedstock supplies were partially supplemented from other sources to maintain supply to customers.

Oil Products has arranged to purchase alternative feedstock for the Scotford Refinery to replace supplies that will not be available in the second quarter of 2006 due to planned maintenance at the Scotford Upgrader. A major turnaround will take place at the Sarnia Refinery in the third quarter of 2006.

At the Montreal East and Scotford refineries, construction of new diesel hydrotreater units was completed safely, on time and within budget. The $400 million capital investment at the two sites is now producing ULSD ahead of legislative requirements scheduled to take effect later this year.

Corporate

Corporate earnings for the first quarter of 2006 were nil compared with $60 million for the corresponding period in 2005. The change was due to a $59 million favourable adjustment in the first quarter of 2005 related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC. For the first-quarter of 2006, corporate operating costs were offset by interest and other income.

In March 2006, the Alberta Government announced a corporate tax rate reduction. The estimated one-time beneficial impact on future earnings will be in excess of $50 million, which the Company expects to recognize in the second quarter of 2006.

Cash Flow and Financing

In the first quarter of 2006, cash flow from operations was $722 million, up $85 million from $637 million for the same period last year. These increases are largely attributable to higher prices.

Capital and predevelopment expenditures were $404 million for the first quarter of 2006, compared with $269 million for the same period in 2005. The main investments in the first quarter of 2006 were in support of the Company's growth plans including predevelopment work at the AOSP and Peace River, and drilling activity in the Foothills and BCG businesses.

SHELL CANADA LIMITED

Management's Discussion and Analysis (continued)

Corporate debt on the balance sheet remains minimal, consisting of $210 million for the mobile equipment lease. Cash balances did not change significantly from year-end 2005, with high cash flows offset by capital and predevelopment expenditures, higher working capital and dividend payouts. The quarter-end cash balance of $1,069 million has been invested in short-term money market investments.

Dividends paid in the first quarter of 2006 were $0.11 per common share totalling $91 million. This reflected an equivalent dividend per share to that paid in the fourth quarter of 2005, and an increase of 32 per cent over the dividend paid in the first quarter of 2005.

Share Information

At April 15, 2006, the Company had 825,367,662 common shares and 100 preference shares outstanding (January 15, 2006 - 825,107,812 common shares and 100 preference shares) and there were 22,850,139 employee stock options outstanding, of which 11,757,122 were exercisable or could be surrendered to exercise an attached share appreciation right (January 15, 2006 - 20,833,983 outstanding and 9,512,120 exercisable).

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, future capital and other expenditures, drilling, development and expansion plans, construction activities, maintenance turnaround schedules, the submission of regulatory applications, project schedules, oil and gas production levels, and the estimated impact of changes to corporate tax rates.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

Certain volumes have been converted to barrels of oil equivalent (BOE). BOEs may be misleading, particularly if used in isolation. A conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this document, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)
First Quarter
	2006	2005

Earnings	447	417
Revenues	3 449	3 005
Cash flow from operations[1] (Note 3)	722	637
Return on average common shareholders' equity (%)	26.5	21.0
Per common share (dollars) (Note 4)
Earnings - basic	0.54	0.51
Earnings - diluted	0.53	0.50
Dividends paid	0.110	0.084

Results by Segment (Note 2)
Earnings
Exploration & Production	173	136
Oil Sands	120	98
Oil Products	154	123
Corporate	-	60
Total	447	417
Revenues
Exploration & Production	659	564
Oil Sands	733	568
Oil Products	2 612	2 326
Corporate	17	20
Inter-segment sales	(572)	(473)
Total	3 449	3 005
Cash flow from operations[1] (Note 3)
Exploration & Production	310	227
Oil Sands	178	214
Oil Products	232	116
Corporate	2	80
Total	722	637
Capital and predevelopment expenditures (Note 3)
Exploration & Production	191	141
Oil Sands	153	68
Oil Products	56	59
Corporate	4	1
Total	404	269
Return on average capital employed (%)[2]
Exploration & Production	37.2	24.8
Oil Sands	27.4	12.1
Oil Products	19.3	20.6
Total	25.7	19.4

SHELL CANADA LIMITED
Operating Highlights
(unaudited)
	First Quarter
	2006	2005
EXPLORATION & PRODUCTION (Note 2)
Production
Natural gas (mmcf/d)
Western Canada natural gas	425	401
Sable natural gas	110	115
Total natural gas - gross	535	516
Total natural gas - net	424	418

Ethane, propane and butane (bbls/d) - gross	22 000	24 300
Ethane, propane and butane (bbls/d) - net	17 700	19 200

Condensate (bbls/d) - gross	14 500	15 100
Condensate (bbls/d) - net	11 500	11 600

Sulphur (tons/d) - gross	5 600	5 400
Sulphur (tons/d) - net	5 200	4 800

Sales[3] - gross
Natural gas (mmcf/d)	533	514
Ethane, propane and butane (bbls/d)	43 300	41 200
Condensate (bbls/d)	26 300	22 700
Sulphur (tons/d)	11 100	10 800

OIL SANDS (Note 2)
Production
Bitumen (bbls/d) - gross
Minable	77 400	79 000
In situ	7 500	6 900
Total	84 900	85 900

Bitumen (bbls/d) - net
Minable	76 600	78 200
In situ	7 300	6 700
Total	83 900	84 900

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	86 000	81 500
Purchased upgrader blend stocks (bbls/d)	40 300	31 000
Total synthetic crude sales (bbls/d)	126 300	112 500

Bitumen product excluding diluent (bbls/d)	7 500	7 400
Purchased diluent (bbls/d)	2 400	2 000
Total bitumen products (bbls/d)	9 900	9 400

In situ condensate (bbls/d)	2 700	2 900

Unit Costs[4]
Mining and upgrading operations

Cash operating cost - excluding natural gas ($/bbl)	20.15	18.28
Cash operating cost - natural gas ($/bbl)	6.25	5.93
Total cash operating cost ($/bbl)	26.40	24.21
Depreciation, depletion and amortization ($/bbl)	4.45	7.08
Total unit cost ($/bbl)	30.85	31.29

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	First Quarter
	2006	2005

OIL SANDS (continued)

Unit Costs[4]

In situ operations

Cash operating cost - excluding natural gas ($/bbl)	14.22	13.51
Cash operating cost - natural gas ($/bbl)	12.06	13.32
Total cash operating cost ($/bbl)	26.28	26.83
Depreciation, depletion and amortization ($/bbl)	11.15	4.69
Total unit cost ($/bbl)	37.43	31.52

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	20 100	20 300
Middle distillates (m3/d)	20 800	21 700
Other products (m3/d)	5 800	5 900
Total Oil Products sales (m3/d)	46 700	47 900

Crude oil processed by Shell refineries (m3/d)[5]	43 900	46 700
Refinery utilization (per cent)[6]	84	91
Earnings per litre (cents)[7]	3.7	2.9

Prices
Natural gas average plant gate netback price ($/mcf)	8.29	6.36
Ethane, propane and butane average field gate price ($/bbl)	38.04	30.26
Condensate average field gate price ($/bbl)	72.30	63.45
Synthetic crude average plant gate price ($/bbl)	57.04	51.46

SHELL CANADA LIMITED
Financial and Operating Highlights
(unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities. See note 3 to the Consolidated Financial Statements.

2 ROACE is a non-GAAP measure and is defined as earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost for Oil Sands, including unit cash operating and unit depreciation, depletion and amortization
(DD&A) costs, is a non-GAAP measure. Unit cash operating cost for Oil Sands mining and upgrading is defined as:
operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Operating, selling and general expenses associated with mining and upgrading were $150 million in first quarter of 2006. Cash cost items included in COGS were $55 million in the first quarter of 2006.

Unit cash operating cost for in situ operations is defined as: operating, selling and general expenses plus intersegment purchases of natural gas, divided by bitumen product sales excluding diluent. Operating, selling and general expenses associated with in situ operations were $9 million in first quarter of 2006. Intersegment purchases of natural gas were
$9 million in first quarter of 2006.

Unit DD&A cost for Oil Sands mining and upgrading is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which were written off over the first three years of the project life (2003-2005).

Unit DD&A cost for in situ operations is defined as: DD&A cost divided by bitumen product sales excluding diluent.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	First Quarter
	2006	2005

Revenues
Sales and other operating revenues	3 417	2 983
Dividends, interest and other income	32	22
Total revenues	3 449	3 005
Expenses
Cost of goods sold	1 922	1 668
Operating, selling and general	518	479
Transportation	79	79
Exploration	45	24
Predevelopment	28	18
Depreciation, depletion, amortization and retirements	182	182
Interest on long-term debt	2	2
Other interest and financing charges	-	1
Total expenses	2 776	2 453
Earnings
Earnings before income tax	673	552
Current income tax	181	123
Future income tax	45	12
Total income tax	226	135
Earnings	447	417
Per common share (dollars) (Note 4)
Earnings - basic	0.54	0.51
Earnings - diluted	0.53	0.50
Common shares outstanding (millions - weighted average)	825	825
Retained Earnings
Balance at beginning of period	7 690	6 011
Earnings	447	417
	8 137	6 428
Common shares buy-back	-	26
Dividends	91	69
Balance at end of period	8 046	6 333

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	First Quarter
	2006	2005

Cash from Operating Activities
Earnings	447	417
Exploration (Note 3)	19	7
Predevelopment	28	18
Non-cash items
Depreciation, depletion, amortization and retirements	182	182
Future income tax	45	12
Other items	1	1
Cash flow from operations	722	637
Movement in working capital and operating activities
Other working capital and operating items	(316)	(388)
	406	249
Cash Invested
Capital and predevelopment expenditures (Note 3)	(404)	(269)
Movement in working capital from investing activities	75	8
Capital expenditures and movement in working capital	(329)	(261)
Proceeds on disposal of properties, plant and equipment	-	4
	(329)	(257)
Cash from Financing Activities
Common shares buy-back	-	(27)
Proceeds from exercise of common share stock options	1	3
Dividends paid	(91)	(69)
Long-term debt and other	(1)	(135)
Short-term financing	-	109
	(91)	(119)
Decrease in cash	(14)	(127)
Cash at beginning of period	1 083	127
Cash at March 31[1]	1 069	-

Supplemental disclosure of cash flow information
Dividends received	2	3
Interest received	25	16
Interest paid	3	4
Income tax paid	316	325

[1] Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Mar. 31, 2006	Dec. 31, 2005

Assets
Current assets
Cash and short-term investments	1 069	1 083
Accounts receivable	1 721	1 821
Inventories
Crude oil, products and merchandise	519	535
Materials and supplies	96	92
Prepaid expenses	80	71
Future income tax	306	316
	3 791	3 918
Investments, long-term receivables and other	679	671
Properties, plant and equipment	9 245	9 066
Total assets	13 715	13 655
Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	2 060	2 242
Income and other taxes payable	510	687
Current portion of asset retirement and other long-term obligations	27	26
Current portion of long-term debt	10	11
	2 607	2 966
Asset retirement and other long-term obligations	573	545
Long-term debt	200	200
Future income tax	1 765	1 730
Total liabilities	5 145	5 441
Shareholders' Equity
Capital stock
100 4% preference shares	1	1
825 141 912 common shares (2005 - 825 102 612)	523	523
Retained earnings	8 046	7 690
Total shareholders' equity	8 570	8 214
Total liabilities and shareholders' equity	13 715	13 655

Clive Mather, Director

Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	First Quarter

		Total	Exploration & Production			Oil Sands	Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
(Note 2) (Note 2)
Revenues
Sales and other operating revenues	3 417	2 983	593	502	326	255	2 506	2 220	(8)	6
Inter-segment sales	-	-	65	61	407	312	100	100	-	-
Dividends, interest and other income	32	22	1	1	-	1	6	6	25	14
Total revenues	3 449	3 005	659	564	733	568	2 612	2 326	17	20
Expenses
Cost of goods sold	1 922	1 668	-	-	256	126	1 659	1 541	7	1
Inter-segment purchases	-	-	61	59	86	87	425	327	-	-
Operating, selling and general	518	479	104	88	159	146	247	229	8	16
Transportation	79	79	79	79	-	-	-	-	-	-
Exploration	45	24	45	24	-	-	-	-	-	-
Predevelopment	28	18	12	12	16	6	-	-	-	-
Depreciation, depletion,
amortization and retirements	182	182	90	83	42	55	50	43	-	1
Interest on long-term debt	2	2	-	-	-	-	-	-	2	2
Other interest and financing charges	-	1	-	-	-	-	-	-	-	1
Total expenses	2 776	2 453	391	345	559	420	2 381	2 140	17	21
Earnings (loss)
Earnings (loss) before income tax	673	552	268	219	174	148	231	186	-	(1)
Current income tax	181	123	81	95	54	(4)	48	113	(2)	(81)
Future income tax	45	12	14	(12)	-	54	29	(50)	2	20
Total income tax	226	135	95	83	54	50	77	63	-	(61)
Earnings	447	417	173	136	120	98	154	123	-	60

Total assets	13 715	11 172	3 224	2 716	4 386	4 217	4 736	4 212	1 369	27

Capital employed [1]	8 780	7 182	2 060	1 738	2 725	3 175	2 594	2 268	1 401	1

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1.  Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements dated December 31, 2005, except as described in note 2 and note 3.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

2.  Segmented Information

Effective January 1, 2006, the Peace River business was transferred from Exploration & Production to the Oil Sands business unit.  Segmented information for the relevant business units has been reclassified for the prior period.

3.  Accounting Reclassification

In 2005, $17 million of exploration expenses were reclassified from investing to operating activities in the Consolidated Statement of Cash Flows.

4. Earnings Per Share
	First Quarter
	2006	2005

Earnings ($ millions)	447	417

Weighted average number of common shares (millions)	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	10	10

Basic earnings per share ($ per share)	0.54	0.51
Diluted earnings per share ($ per share)	0.53	0.50

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

5. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements dated
December 31, 2005. The components of the total net benefit costs included in total expenses in the Consolidated
Statement of Earnings are as follows:

	First Quarter
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	11	9	1	1
Employee contributions	(1)	(1)	-	-
Interest cost	32	32	2	2
Expected return on plan assets	(36)	(34)	-	-
Amortization of transitional asset	(9)	(9)	-	-
Amortization of net actuarial loss	22	18	1	-
Net expense	19	15	4	3
Defined contribution segment	6	3	-	-
Total	25	18	4	3